Exhibit 99.3

Pyxis Tankers Inc. Refinances $26.9 Million Loan Facilities Resulting in Debt Write-off of $4.3 Million

Maroussi, Greece, February 28, 2018 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), an emerging growth pure play product tanker company, announced today that it completed the refinancing of $26.9 million of outstanding loans with a new 5 year loan facility of $20.5 million and cash of $2.1 million, and agreed with its prior lender to write-off the remaining balance of approximately $4.3 million. Storm Harbour LLP acted as advisor for the new bank facility.

Mr. Valentios Valentis, the Company’s Chairman and CEO, said “the refinancing of our existing performing loans on three of our product tankers provides us a number of important financial benefits and helps position Pyxis Tankers for growth opportunities. Key aspects include:

a)	Lowering financial leverage by the realization of a $4.3 million gain from debt extinguishment, resulting in a proportional increase in stockholders’ equity;
b)	Increasing our net asset value by approximately 10%;
c)	Extending individual ship loan maturities by almost 3 additional years;
d)	Lowering break-even levels for the refinanced vessels;
e)	Improving net working capital;
f)	Reducing required consolidated minimum liquidity; and
g)	Creating a new commercial banking relationship.”

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “seek,” “predict,” “schedule,” “project,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential,” “outlook,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.